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                              May 4, 2022

       Eiji Nagahara
       President and Chief Executive Officer
       LEAD REAL ESTATE CO., LTD.
       6F, MFPR Shibuya Nanpeidai Building 16-11
       Nampeidai-cho, Shibuya-ku
       Tokyo, 150-0036, Japan

                                                        Re: LEAD REAL ESTATE
CO., LTD.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 8,
2022
                                                            CIK No. 0001888980

       Dear Mr. Nagahara:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS filed on April 8, 2022

       Enforceability of Civil Liabilites, page 32

   1. Please revise your disclosure to include all of the information required by Item 101(g) of
                                                        Regulation S-K,
including, for example, discussing whether any treaties or reciprocity may exist with the
United States, and whether any processes exist where investors may bring original actions
or judgments may be enforced.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Revenue, page 44

   2. We note your disclosure on page 44 regarding your revenue from 102 units of land
 Eiji Nagahara
FirstName   LastNameEiji Nagahara
LEAD REAL      ESTATE CO.,  LTD.
Comapany
May   4, 2022NameLEAD REAL ESTATE CO., LTD.
May 4,
Page  2 2022 Page 2
FirstName LastName
         deliveries for single-family homes and 50 units of single-family home building deliveries in the fiscal year ended June 30, 2021. We also note your disclosure on page F-9 regarding your revenue from Land and non-development revenue, which appears to be the majority of your revenue. We note your disclosure that Development sales include the revenue recognized for the delivery of single-family home or condominium buildings. It is unclear why your revenue from the sale of land appears to be substantially greater than your Development sales revenue. Please explain clearly these different sources of revenue and how they reflect your business as a developer of luxury residential properties, including single-family homes and condominiums. Also, reconcile your disclosure on page 44 with your disclosure on page 2 which states you delivered 102 single-family home projects to 102 customers in fiscal 2021.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 45

3. Please provide a more robust analysis of material changes in your cash flows from operating (including changes in working capital components and material changes to reconciling items), investing, and financing activities between the periods presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 303 of Regulation S-K.
4. Please revise to state whether, as of the most recent balance sheet date, your existing cash will be sufficient to meet capital expenditure needs for the next 12 months. In addition, please ensure your disclosures highlight your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term based upon your currently available resources including whether you are relying on external financing including the proceeds from this offering to meet your needs. Please describe any potential constraints that may not allow you to obtain such financing. We refer you to
         FRC 501.03(a) and Section IV of SEC Release 33-8350.
Business, page 51

5. Given your proposed use of proceeds, please provide an expanded description of your plan to acquire land in Dallas, Texas, and describe your strong connections with local builders.
6. We note that you have included a number of photographs of properties throughout the
         Business section identified as "example" properties. Please revise to clarify whether these are properties that you have actually developed and sold.
Real Estate Development and Sales, page 54

7. We note your disclosure that you manage and actively participate in every aspect of your luxury residential property development... with the assistance of specialized firms at each development stage. Please describe your relationships with these specialized firms
 Eiji Nagahara
FirstName   LastNameEiji Nagahara
LEAD REAL      ESTATE CO.,  LTD.
Comapany
May   4, 2022NameLEAD REAL ESTATE CO., LTD.
May 4,
Page  3 2022 Page 3
FirstName LastName
         including what roles they perform including, for example, if you have relationships with financing companies and the terms of any such arrangements.
Our Project Development Process, page 57

8. We note your disclosure that you maintain long-term relationships with certain real estate agencies. Describe the nature, extent and duration of these relationships and why the agencies would proactively choose to source to you rather than maximizing the price for the properties. Also clarify whether you have any agreements with these agencies that would require them to continue to source properties to you on an advantageous basis or at all.
Glocaly Platform, page 60

9. We note references throughout your filing to your AI-enabled interactive media platform.
         Please explain clearly what you mean by AI-enabled technology in the context of your
         Glocaly platform.
Direct Registration System, page 90

10. We note your disclosure under this heading and have the following comment:

                Please make clear the difference between    registered holding
of uncertificated ADSs
              and holding of security entitlements;
                Include any material risk factors related to the Direct Registration System and Profile, as necessary; and
                We note that the depositary will initially hold the ordinary shares underlying the
              ADSs. Therefore, please include discussion of any ability to seek rectification of any errors in the systems and processes you discuss, as necessary. Financial Statements, page F-1

11. Please provide your updated financial statements in your next amendment, or tell us how you determined that you comply with the updating requirements of Item 8 of Form 20-F.
Consolidated Balance Sheets, page F-3

12. Please revise to separately present accounts receivable and contract assets separately on the face of the balance sheet for the periods presented. See ASC 606-10-45-1.

1. Nature of Operations and Significant Accounting Policies
Revenue Recognition, page F-8

13. Reference is made to your revenue recognition policy disclosed within your footnotes on page F-8. Please tell us and expand your disclosures to address the following:
 Eiji Nagahara
LEAD REAL ESTATE CO., LTD.
May 4, 2022
Page 4
             Please clarify whether you are recognizing revenue related to your construction contracts at a point in time or over time. In that regard, please clarify whether a transfer of a completed building to a buyer on the closing date is related to work as part of the construction contracts you enter into or whether the sale of the completed building relates to sales of existing fully constructed buildings for which the
           Company did not develop;
             To the extent a completed building is not related to your construction contracts, please clarify whether a sale of a completed building is part of your Non-
           Development revenue shown in your Disaggregation of Revenue disclosure on page
           F-9 and that revenue from your construction contracts for which the Company actually performs is reflected in your Development Sales line item in that disclosure;
             Please clarify what constitutes the sales of the existing structures as disclosed on page
           F-9 for which the Company did not develop. In that regard, please clarify whether those existing structures include sales of already completed buildings and single family homes that the Company did not develop; and
             Please clarify whether you are recognizing revenue over time using an output method or an input method. In that regard we note that revenue recognized based on milestones is considered an output method where as costs incurred relative to total estimated costs to be incurred is considered an input measure.
5. Commitments and Contingencies, page F-17

14. Please revise your disclosure to include each of the disclosure requirements in ASC 842-
      20-50-4, as applicable, or tell us how you have complied with the guidance.
7. Debt, page F-18

15. Please clarify whether the 4,353,512 JPY short-term borrowings related to your land loans collateralized on specific lots disclosed on page F-18 are the same loans that are considered part of the 4,451,075 JPY current portion of your aggregate 5,755,023
      JPY long term borrowings. Additionally, please reconcile such amounts to the Long Term
      Debt, including current portion line item included in your Contractual Obligations table on page 47 which shows such total amount at 1,401,511 JPY.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameEiji Nagahara
Comapany NameLEAD REAL ESTATE CO., LTD.                      Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
May 4, 2022 Page 4
cc:
FirstName Ying Li, Esq.
          LastName